SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of AUGUST, 2003

FINDEXA II AS

(Translation of registrant’s name into English)

Olaf Helsets vei 5

0694 Oslo, Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Enclosure:

1.               Findexa Press Release dated September 24, 2003

“Findexa acquires 1880 Nummeropplysning”

Findexa acquires “1880 Nummeropplysning”

(Oslo, September 24th 2003)  Findexa has acquired 100 percent of the shares in 1880 Nummeropplysning AS, which specializes in directory assistance. Findexa plans to develop the company into the leading directory assistance business in Norway.

By adding 1880 to Findexa’s existing products it becomes the only player in the Norwegian market with services in all channels. Findexa is the publisher of the Norwegian White Pages both in print as well as on the internet and by SMS, and has the most complete phone number database in Norway with close to 6 million phone numbers.

We will become number one in the market

• 1880 Nummeropplysning is a well run and fast growing company with more than 200 well qualified employees. We will combine the strength of both companies. With the high degree of service in 1880 Nummeropplysning and the quality of Findexa’s database, our goal is to become number one in the Norwegian directory assistance market, says Findexa’s President and CEO Peter Darpö.

• Each day the company handles approximately 27 000 calls. Our goal is to increase our call volume, as well as delivering even better personal service by improving the quality of the data, adds Darpö.

Findexa also has plans to further improve 1880 Nummeropplysning’s services in the near future through new technology.

• I am very pleased that a serious player like Findexa will take over 1880, in order to ensure the company’s continuing development and success, says chairman of the board, Lars T. Brandeggen. He adds that after the sale, Current AS will be thoroughly prepared to strengthen its presence in the commercial call center market through Current Communications AS.

The Norwegian directory assistance market was opened up for free competition in February 2002. Today, 1880 is the second largest player in the market, with a market share close to 20 percent. The company handles approximately 10 million requests per year, and has call centres in Kristiansand, Grimstad and Flisa.

The company delivers personal directory assistance, free SMS with requested numbers to mobile phone users, automatic connection to requested numbers, connection back to 1880 if the number you are connected to is busy or does not reply, SMS-based service and company agreements.

Facts about Findexa

Findexa publishes the brands Telefonkatalogen™ (white pages), Gule Sider® (yellow pages), Ditt Distrikt™ (local directories) and BizKit® (B2B). It is a leading directory information and advertising services company and has a stong position in the areas of user— and advertiser paid directories, the procurement of database information and electronic media products. In 2002 the company had a revenue of 2,059 billion NOK. It has 3 200 employees in Norway and abroad.

Facts about Current AS

Current AS was establised in December 2000. It quickly expanded and become one of Norway’s largest call center businesses. After the sale of the humanitarian operations in May, and now the sale of 1880 Nummeropplysning, Current AS now focuses its operations towards the fast growing commercial call center market. Today, the company is a significant player at services connected to in- and outgoing telephony in the area of telecom, energy and media, as well as general customer service and customer inquiries. Current AS now has offices in Kristiansand and Oslo.

Findexa Mailing address: Postboks 6705 Etterstad 0609 Oslo Norway Head office: Olaf Helsets vei 5 0694 Oslo Norway Telephone: +47 815 44 418 Fax: +47 2277 1001 www.findexa.no

Contact persons:
Peter Darpö
President & CEO
Findexa
Tlf.: + 47 908 90 900

Erik Dahl
CFO Findexa
Tlf.: + 47 970 06 560

Gro Ismar
Head of Information
Findexa
Tlf.: + 47 908 72 505

Lars T. Brandeggen
Chairman of the board,
Current AS
Tlf.: + 47 908 59 359

Børre Syversen
Marketing Director,
Current AS
Tlf.: + 47 997 00 500

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Findexa II AS

Date: September 25, 2003	By:	/s/ Erik Dahl
Name: Erik Dahl
Title: Chief Financial Officer